[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

March 12, 2018

VIA EDGAR CORRESPONDENCE

Elizabeth Bentzinger

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust V
File Nos. 333-138592 and 811-21979

Dear Ms. Bentzinger:

This letter responds to your comments given during a telephone conversation with our office on February 8, 2018, regarding the registration statement filed on Form N-1A for Nuveen Investment Trust V (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on December 22, 2017, which relates to Nuveen Global Real Estate Securities Fund (the “Fund”), a series of the Trust. The prospectus and statement of additional information for the Fund have been revised in response to your comments.

GENERAL COMMENT

COMMENT 1

Please provide the ticker symbols on the cover pages of the prospectus and statement of additional information and on EDGAR once you obtain them.

RESPONSE TO COMMENT 1

The ticker symbol has been added to the cover pages and has been updated on EDGAR.

PROSPECTUS

COMMENT 2 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

Prior to going effective, please provide all of the information in the “Annual Fund Operating Expenses” table because this information is material per Rule 405 of the Securities Act of 1933.

RESPONSE TO COMMENT 2

The requested information for the “Annual Fund Operating Expenses” table has been provided. Please see Appendix A.

COMMENT 3 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

Please add a footnote to the “Annual Fund Operating Expenses” table stating that the “Other Expenses” are based upon estimated amounts for the current fiscal year.

RESPONSE TO COMMENT 3

The requested footnote to the “Annual Fund Operating Expenses” table has been added.

COMMENT 4 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

Please confirm supplementally that the Fund believes that the numbers in the “Example” table accurately reflect the fees of the various share classes in its calculations.

RESPONSE TO COMMENT 4

Management confirms that the numbers in the “Example” table accurately reflect the fees of the various share classes in its calculations.

COMMENT 5 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES AND PRINCIPAL RISKS

Please disclose any principal investment strategies and principal risks related to investing in subprime mortgages.

RESPONSE TO COMMENT 5

The Fund does not have any principal investment strategies relating to investing in subprime mortgages. Consequently, no disclosure pertaining to such securities has been added to the principal investment strategies and principal risks sections.

COMMENT 6 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

Please disclose that under normal market conditions, the Fund invests at least 25% of its assets in the securities of issuers in the real estate industry.

RESPONSE TO COMMENT 6

Management has revised the description of the Fund’s principal investment strategy to invest in real estate securities as follows:

“Under normal circumstances, the Fund invests at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in common stocks, preferred securities and other equity securities issued by U.S. and non-U.S. companies in the real estate industry…”

COMMENT 7 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

Please state that the Fund may engage in frequent trading as a principal investment strategy.

RESPONSE TO COMMENT 7

Management does not consider the trading frequency of the Fund to be a principal investment strategy, rather, as noted under “Portfolio Turnover,” the Fund’s portfolio turnover rate may exceed 100% and consequently the associated risks of frequent trading are described under “Principal Risks – Frequent Trading Risk.”

COMMENT 8 — FUND SUMMARY — PRINCIPAL RISKS

Please consider disclosing the principal risks associated with investing in a new fund.

RESPONSE TO COMMENT 8

Management respectfully declines to add a risk relating to the risks of investing in a new fund in the “Principal Risks” section.

COMMENT 9 — FUND SUMMARY — FUND PERFORMANCE

Please identify supplementally the broad-based securities market index the Fund will utilize.

RESPONSE TO COMMENT 9

The Fund will utilize the FTSE EPRA/NAREIT Developed Index.

COMMENT 10 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES — COMMON STOCK

If accurate, please revise this section to refer to common stocks of REITs in order to avoid investor confusion.

RESPONSE TO COMMENT 10

Although one of the Fund’s principal investment strategies is to invest in the equity securities of REITs, the Fund may also invest in the equity securities of issuers, including real estate companies, that are not REITs. The Fund had disclosure pertaining specifically to REITs under the section “More About Our Investment Strategies – REITs.” Consequently, management respectfully declines to make the requested revision.

COMMENT 11 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES — NON-U.S. INVESTMENTS

In this section, please state that under normal circumstances, the Fund will invest at least 40% of its net assets in securities of non-U.S. issuers and may invest up to 25% of its total assets in equity securities of emerging market issuers. Similarly, please add a section relating to the Fund’s investment in derivatives. Please provide these disclosures because the disclosure in the “Fund Summary” section should be based on the Item 9 disclosure.

RESPONSE TO COMMENT 11

Management believes the current disclosures comply with Form N-1A. Form N-1A states that information in the summary section need not be repeated elsewhere. IM Guidance Update No. 2014-08 discusses how the Commission disagrees with unnecessary duplication of information. When the strategy requires a more detailed description than what is provided in the summary section to understand how the Fund selects its holdings, further disclosure is provided in the “More About Our Investment Strategies” section. For example, the Fund’s treatment of non-U.S. investments is further detailed in the Item 9(b) disclosure included in the prospectus to describe how the Fund determines the country designation for a security. However, when the disclosure in the summary section sufficiently describes a particular investment strategy, such as the percentage the Fund invests in the securities of non-U.S. and emerging market issuers and the Fund’s investment in derivatives, the Fund does not duplicate the information later in the prospectus. Consequently, Management respectfully declines to revise the “More About Our Investment Strategies” section as requested.

COMMENT 12 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES — PREFERRED SECURITIES

If accurate, please revise this section to refer to preferred securities of REITs in order to avoid investor confusion.

RESPONSE TO COMMENT 12

Although one of the Fund’s principal investment strategies is to invest in the preferred securities of REITs, the Fund may also invest in the preferred securities of issuers, including real estate companies, that are not REITs. The Fund had disclosure pertaining specifically to REITs under the section “More About Our Investment Strategies – REITs.” Consequently, management respectfully declines to make the requested revision.

COMMENT 13 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES — INVESTMENT COMPANIES AND OTHER POOLED INVESTMENT VEHICLES

Please confirm that the fees and expenses incurred indirectly by the Fund as a result of investing in other investment companies and pooled investment vehicles do not exceed 0.01% of the average net assets of the Fund. Otherwise, please include the appropriate line item in the “Annual Fund Operating Expenses” table.

RESPONSE TO COMMENT 13

Management confirms that the fees and expenses incurred indirectly by the Fund as a result of investing in other investment companies do not exceed 0.01% of the average net assets of the Fund.

COMMENT 14 — HOW YOU CAN BUY AND SELL SHARES — WHAT SHARE CLASSES WE OFFER — CONTINGENT DEFERRED SALES CHARGES

Please confirm supplementally that all of the information regarding sales charge waivers required by Item 12(a)(2) of Form N-1A is described in the prospectus, except for the information required by Items 17(d) and 23(b) of Form N-1A.

RESPONSE TO COMMENT 14

Management confirms that all of the information regarding sales charge waivers required by Item 12(a)(2) of Form N-1A is described in the prospectus, except for the information required by Items 17(d) and 23(b) of Form N-1A.

COMMENT 15 — HOW YOU CAN BUY AND SELL SHARES — HOW TO REDUCE YOUR SALES CHARGE

In the first paragraph, please include disclosure that the sales charge for Class T shares may be waived.

RESPONSE TO COMMENT 15

As stated in the appendix to the prospectus, currently there are no intermediaries offering sales charge waivers for Class T shares. To the extent such waivers are made available in the future, the relevant disclosure will be added to this section.

COMMENT 16 — HOW YOU CAN BUY AND SELL SHARES — HOW TO REDUCE YOUR SALES CHARGE

Under the “CDSC Waivers and Reductions” section, please confirm that the intermediaries referenced in the seventh and eighth bullets are listed in the appendix to the prospectus or remove these bullets.

RESPONSE TO COMMENT 16

The situations described in the two referenced bullets are available to shareholders through any intermediary under the circumstances described. Because the waivers are not limited to only a certain intermediary or intermediaries, no intermediaries are listed in the appendix to the prospectus with respect to these waivers. Consequently, management respectfully declines to make the requested revision.

COMMENT 17 — HOW YOU CAN BUY AND SELL SHARES — SPECIAL SERVICES

Please confirm that the disclosure under the “Reinstatement Privilege” section is current.

RESPONSE TO COMMENT 17

The first sentence of this section has been revised to state: “If you redeem Class A or Class C shares, you may reinvest all or part of your redemption proceeds up to one year later without incurring any additional charges.”

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 18 — INVESTMENT POLICIES AND TECHNIQUES

Under the “Short-Term Temporary Investments – Commercial Paper” section, please delete the reference to Appendix A.

RESPONSE TO COMMENT 18

The reference has been deleted as requested.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren